                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                             THE MONEY STORE INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  60934T 10 1
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    1 of 4

                                    SCHEDULE 13G


CUSIP No. 60934T 10 1

1.   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

     Marc Turtletaub

2.   Check the Appropriate Box if a Member of a Group

     (a)          [ ]

     (b)          [ ]


3.   SEC Use Only

4.   Citizenship or Place of Organization

    United States of America

Number of Shares         5.   Sole Voting Power
Beneficially Owned
by Each Reporting                         18,566,330 shares
Person With:
                         6.   Shared Voting Power

                                           1,349,370 shares

                         7.   Sole Dispositive Power

                                          18,566,330 shares

                         8.   Shared Dispositive Power

                                           1,349,370 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     19,913,700 shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  []

11.  Percent of Class Represented by Amount in Row (9)

     34.14%

12.  Type of Reporting Person

  IN

                                    2 of 4

Item 1.
        (a)  Name of Issuer:     The Money Store Inc. (the "Company").

        (b) Address of Issuer's Principal Executive Offices: 2840 Morris Avenue, Union, NJ 07083

Item 2.
        (a)  Name of Person Filing:  Marc Turtletaub

        (b) Address of Principal Business Office or, if none residence: 3301 "C" Street, Suite 100-M, Sacramento, CA 95816

        (c)  Citizenship:  United States of America

        (d) Title of Class of Securities: Common Stock, no par value (the "Common Stock").

        (e)  CUSIP Number:  60934T 10 1.

Item 3.
        If this statement is filed pursuant to Rule 13d-l(b) or Rule 13(d)-2(b), check whether person filing is a:

        Not applicable.

Item 4.   Ownership.
          ---------

          (a) Amount Beneficially Owned: As of December 31, 1997, Mr. Turtletaub owned directly 15,653,170 shares of Common Stock. Mr. Turtletaub has sole dispositive and voting power. Mr. Turtletaub also has sole dispositive power and voting power with respect to 2,913,160 shares of Common Stock as trustee for trusts for the benefit of a family member.

          Mr. Turtletaub has shared voting and dispositive power with respect to 1,257,876 shares of Common Stock owned by a family member. Mr. Turtletaub disclaims beneficial ownership of the shares owned by this family member.

          Mr. Turtletaub has shared voting dispositive power with respect to 4,750 shares of Common Stock owned by a family member and 4,750 shares of Common Stock for which a family member acts as custodian for the benefit of a family member. Mr. Turtletaub disclaims beneficial ownership of the shares owned directly and indirectly by this family member.

          Mr. Turtletaub has shared voting and dispositive power with respect to 3,500 shares of Common Stock in which he as joint ownership with other individuals.

          Mr. Turtletaub also had as of such date, shared voting and dispositive power with respect to 82,500 shares of Common Stock owned by a non-profit corporation. Mr. Turtletaub disclaims beneficial ownership of the 82,500 shares owned by that corporation.

          (b)  Percent of Class:  34.14%

          (c)  Number of shares of which such person has:

                   (i) sole power to vote or to direct the vote:
                                 18,566,330 shares

                  (ii) shared power to vote or to direct the vote:
                                  1,349,370 shares

                 (iii) sole power to dispose or to direct the
                       disposition  of:  18,566,330 shares

                                    3 of 4

                  (iv) shared power to dispose or to direct the disposition
                       of:      1,349,370 shares


Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

Item 6.  Ownership of More than Five Percent on
                behalf of Another Person             .
                --------------------------------------

                Not applicable.

Item 7.  Identification and Classification of the
                Subsidiary which Acquired the Security
                Being Reported on by the Parent Holding Company.
                -----------------------------------------------

                Not applicable.

Item 8.  Identification and Classification of Members
                of the Group                               .
                --------------------------------------------

                Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

                Not applicable.

Item 10.  Certification.
          -------------

                Not applicable.



                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:             /s/ Marc Turtletaub
                   -------------------
                   Marc Turtletaub

                                    4 of 4